

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via E-mail</u>
Tim Grumbacher
Executive Chairman of the Board
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

  Re: **The Bon-Ton Stores, Inc.**
    Preliminary Proxy Statement on Schedule 14A, as revised
    Filed April 26, 2011
    File No. 000-19517

Dear Mr. Grumbacher:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Brigitte Lippmann for

        H. Christopher Owings
        Assistant Director

cc: J. Gregory Yawman
    The Bon-Ton Stores, Inc.